UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC   20549



                             Form 6-K

    REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of                May                , 1996.


                       Russel Metals Inc.




 Suite 210, 1900 Minnesota Court, Mississauga, Ontario    L5N 3C9



             (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover
of Form 20-F or Form 40-F.]

Form 20-F                Form 40-F


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b):
82- ______________.]






                       RUSSEL METALS/NEWS


                     FOR IMMEDIATE RELEASE

STOCK SYMBOL:  TSE: RUS.A                              NASDAQ: RUSAF


RUSSEL METALS REPORTS FIRST QUARTER  RESULTS

TORONTO (May 15, 1996) -- Russel Metals Inc. today reported a first quarter net loss of
$2.5 million or 6 cents per share, compared to earnings of $4.4 million or 8 cents per share in the first quarter of last year. Lower margins in the Metals segment were the principal reason for the decline.

The Company's consolidated revenues for the quarter decreased by 10.3% to $356.7 million compared to $397.7 million in the first quarter of last year. Metals segment revenues declined
7.2% in the quarter reflecting lower selling prices and volumes. Metals first quarter revenue was up 12.1% when compared to the fourth quarter of fiscal 1995.

Metals operating profit in the quarter declined to $7.1 million from $20.2 million in the comparable quarter of 1995. The first quarter of 1995 was the Company's strongest quarter in the current cycle. Lower volumes and prices in the current quarter, combined with customer resistance to recent price increases by the steel mills, were the principal reasons for the lower
Metals earnings. Metals first quarter operating profit was ahead $2.1 million when compared to the fourth quarter of fiscal 1995.

Reduced revenue and operating margins in the Transport operations for the current quarter relate primarily to the absence of the White Pass Petroleum operations that were sold effective May 31,
1995.

The lower operating margin in the quarter was offset by an improvement in the Company's interest expense. Interest costs declined $2.7 million, or 25%, from the first quarter of 1995 to
$8.2 million in the current quarter. The continuing reduction in Metals working capital
requirements combined with proceeds from the sale of non-metals assets are the principal factors
contributing to the lower interest costs.

Russel Metals Chairman and Chief Executive Officer, John S. Pelton, commented, "The results for the quarter reflect the downturn in the steel cycle that started in the second quarter of last
year. While the current round of mill price increases may help margins in the second quarter, the increase in supply as new mill capacity comes on stream and as North American production problems are corrected could lead to further erosion later in 1996."

Russel Metals is one of the five largest distributors and processors of metal and metal products in
North America through its network of 59 service centers. The Company's operating units trade under various names including Russel Metals, Drummond McCall, Baldwin International, Bahcall
Group, Total Distributors, Pioneer Steel & Tube, Copco Steel, Comco Pipe and Supply and
Wirth Limited. Russel Metals also has investments in the transportation sector.

                              -30-
For further information, contact:
David Fine
Vice President Planning
and Communications,
Russel Metals
(905) 819 - 7402

                        RUSSEL METALS INC.
             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              ($000)


                                           March 31,             December 31,
                                             1996                1995
Current assets
    Accounts receivable                          $214,211          $206,419
    Income taxes recoverable                       11,940            11,940
    Inventories                                   233,014           242,568
    Prepaid expenses and other assets               6,302             3,247
                                                  465,467           464,174
Fixed assets
    Property, plant and equipment                 160,480           161,526
    Property held for resale                       58,234            57,224
                                                  218,714           218,750
Other assets
    Long-term receivable                           22,917            22,676
    Other investments                              15,981            16,441
    Deferred charges                               13,173            14,218
    Goodwill                                       11,865            12,160
    Deferred income taxes                          61,287            57,089
                                                  125,223           122,584

                                                 $809,404          $805,508


Current liabilities
     Bank indebtedness                           $ 62,564          $ 63,987
     Accounts payable and accrued liabilities     180,548           171,360
     Current portion of long-term debt             16,585            16,585
                                                  259,697           251,932

Long-Term Debt                                    166,320           166,520

Convertible Debentures and Shareholders' Equity   383,387           387,056

                                                 $809,404          $805,508

                        RUSSEL METALS INC.
                    EARNINGS DATA (UNAUDITED)
                              ($000)


                                                      For the Quarter
                                                     Ended March 31
                                                   1996                  1995
Sales and services
     Metals                                       $324,783              $350,148
     Transport                                      31,940                47,525

                                                  $356,723              $397,673
Earnings before interest and taxes
     Metals                                         $7,103              $ 20,202
     Transport                                        (269)                1,210
  Corporate                                      (2,744)               (2,585)

                                                     4,090                18,827

Interest                                             8,160                10,865

Earnings (loss) before income taxes                 (4,070)                7,962

Provision for (recovery of) income taxes            (1,617)                3,546

Net earnings (loss) for the period                $ (2,453)             $  4,416


Net earnings (loss) per common share
     Basic                                          $(0.06)                $0.08
     Fully diluted                                  $(0.06)                $0.08


                        RUSSEL METALS INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           (UNAUDITED)
                      Quarter ended March 31

($000)
                                                    1996             1995
Operating activities
     Net earnings (loss)                           $(2,453)        $  4,416
     Depreciation and amortization                   4,478            4,389
     Deferred income taxes                          (4,198)           2,699
     Accrued revenue - deferred income taxes          (123)            (141)
     Gain on sale of fixed assets                      (16)             (28)
Cash from (used in) continuing operations           (2,312)          11,335

Changes in working capital items
     Accounts receivable                            (7,792)         (21,037)
     Inventories                                     9,554          (44,127)
     Accounts payable and accrued liabilities        9,188           44,245
     Other                                          (3,055)          (2,301)
Cash from (used in) continuing operating activities  5,583          (11,885)

Financing activities
     Decrease in long-term debt                          -             (415)
     (Increase) decrease in long-term receivable      (118)             169
     Dividends                                        (563)            (563)
Cash used in financing activities                     (681)            (809)

Investing activities
     Purchase of fixed assets                       (2,605)          (6,732)
     Proceeds on sale of fixed assets                   73               93
     Purchase of subsidiary companies                    -           (4,857)
     Other                                              63            2,226
Cash used in investing activities                   (2,469)          (9,270)

Increase (decrease) in cash from continuing
 operations                                          2,433          (21,964)

Cash used in discontinued operations                (1,010)         (25,319)

Increase (decrease) in cash                          1,423          (47,283)
Cash position, beginning of the period             (63,987)         (99,122)

Cash position, end of the period                 $ (62,564)       $(146,405)

NOTE:  Cash position represents bank indebtedness.

                        Russel Metals Inc.
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations
            For The Three Months Ended March 31, 1996




The following management discussion and analysis of financial condition and results of operations should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 1995, including the notes thereto, and the accompanying condensed unaudited Consolidated Financial Statements for the quarter ended March 31, 1996. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of the results for the full year. All dollar references in this report are in Canadian dollars.

                                             Quarter Ended
                                             March 31,
                                                        1996 Change
                              1996          1995        As % of 1995
                                         (in thousands)
 Revenues

   Metals                           $324,783       $350,148        (7.2)   %
   Transport                          31,940         47,525       (32.8)   %

                                    $356,723       $397,673       (10.3)   %


Segment Operating Margins

   Metals                          $   7,103       $ 20,202       (64.8)   %
   Transport                            (269)         1,210      (122.2)   %

                                   $   6,834       $ 21,412       (68.1)   %

                                                      Three Months Ended March 31,
                                                        Annualized Operating Margin
                                     Average Net Assets      Return on Average Net Assets

                                   1996         1995    1996          1995
                                        (in thousands)
Return on Average Net Assets

  Metals                           $345,500     $382,000 8.2%          21.2%
  Transport                          99,600      119,400 (1.1)%         4.1%
  Corporate and Discontinued        185,900      201,200

                                  $631,000      $702,600 4.3%          12.2%

Average net assets are calculated based on opening and closing monthly positions.

Segment Information

Metals - The following table shows the revenues and operating margins and the changes for the business segments of the Metals operations for the periods indicated:

                                             Quarter Ended
                                               March 31,
                                                        1996 Change
                              1996          1995        As % of 1995
                                      (in thousands)

Revenues

   Service Centers              $212,939       $219,856        (3.1)   %
   Specialty Metals and Trading  111,844        130,292        (14.2)  %

                                $324,783       $350,148        (7.2)   %

Segment Operating Margins

   Service Centers                 $   2,794       $ 13,366       (79.1)   %
   Specialty Metals and Trading        4,309          6,836       (37.0)   %

                                    $  7,103       $ 20,202       (64.8)   %

Metals revenues decreased 7.2% for the first quarter of 1996 compared to the same period in 1995.



The decrease in service center revenues for the first quarter of 1996 compared to the first quarter of 1995 relates primarily to lower volumes. Average selling price per ton of general line product for the three months ended March 31, 1996 approximates that of the three months ended March
31, 1995. Average selling price per ton of flat rolled product was $55 per ton less in the three months ended March 31, 1996 compared to the same period in 1995. High inventory levels experienced throughout the industry, in the service center sector, further lowered the margins as inventory positions were reduced.

The lower volumes combined with lower pricing resulted in a 79.1% decrease in segment operating margins for service centers in the three months ended March 31, 1996 compared to the three months ended March 31, 1995. Margin pressures experienced in the first quarter are expected to continue throughout fiscal 1996.

Specialty Metals and Trading had lower sales in the quarter related to reduced trading activity.
The high demand for steel products in the first quarter 1995 resulted in high imports compared to the last half of 1995 and the first quarter of 1996 during which inventory reductions in service centers resulted in fewer imports. Trading segment operating margins as a percent of sales were also down in 1996 compared to 1995 mainly related to fixed overhead costs. The specialty metals units had sales in the first quarter of 1996 comparable to the first quarter of 1995 although the gross margin was reduced in all operations in 1996 compared to 1995, resulting in lower segment operating margins.

Transport - Reduced revenue and operating margins in the Transport operations for the quarter ended March 31, 1996 relate primarily to the absence of the White Pass Petroleum operations sold effective May 31, 1995. The revenue from transport operations for the three months ended March
31, 1996 represents 9.0% of total revenue, compared to 12.0% for the three months ended March
31, 1995. Thunder Bay Terminals and White Pass Rail experienced similar revenues and operating margins as compared to the same periods last year. Tri-Line trucking operations had increased revenue of 7.5% due to higher volumes although lower pricing resulted in lower operating margin compared to the same three months in 1995.

Consolidated Results

Revenues - The decrease in consolidated revenues for the quarter represent decreases in both
Metals and Transport as discussed above.

Operating Margins - The decrease in segment operating margins from continuing operations of
$14.6 million for the quarter ended March 31, 1996 is a result of lower margins in Metals and
Transport as discussed above.

Interest Expense - The following table shows the components of interest expense. The floating rate long-term interest relates primarily to the U.S. note which was previously swapped from fixed to floating rates. The lower floating rate interest expense compared to the first quarter of 1995, is generated by a more favourable exchange rate in 1996. The table of average net assets employed
(see page 2) shows that the average net assets for the first three months of 1996 were $71.6 million lower than for the same period in 1995. The reduction in short-term interest for the three months ended March 31, 1996 compared to the three months ended March 31, 1995 is a result of the lower volume plus a lower interest rate in the first quarter of 1996.

                      First  Fourth    Third   Second    First
                    Quarter Quarter  Quarter  Quarter  Quarter
                       1996    1995     1995     1995     1995
(in thousands)
Interest
  Long-term
     Fixed Rate      $3,152 $3,173   $3,161   $3,138   $3,122
     Floating Rate    3,502  3,324    4,279    4,239    4,449

  Short-term
     Operating Loans  1,506  2,588    2,905    4,253    3,294

                     $8,160 $9,085  $10,345  $11,630  $10,865

Net Earnings (Loss) - Net losses from operations for the quarter were $2.5 million compared to earnings of $4.4 million for the same quarter in 1995. The reduction is a result of the combination of lower Metals and Transport segment margins improved somewhat by lower interest expense.

Liquidity and Capital Resources

The net assets employed, shown on page two, indicate the operating assets of the Company for the Metals and Transport operations. The remaining $185.9 million of corporate assets are not productively employed by the Company. The reduction in the assets of $20.7 million since March
31, 1995 was used to reduce interest bearing debt. The increase in deferred tax debits of $4.2 million since December 1995 relates to taxes recoverable of $1.6 million recorded on first quarter losses plus income tax payments in the quarter mainly related to 1995 U.S.
taxable profits.

Corporate and discontinued assets are comprised of the following items:

                                                                    As at March 31,

                                                       1996             1995
Deferred Tax Debits and Taxes Recoverable              $ 73.2           $ 65.3
Working Capital - Discontinued Operations                  --             42.8
Property Held For Resale                                 58.2             68.1
Minority Equity Interest in Divested Operations          13.4             13.1
Deferred Financing Costs                                  7.5              8.0
Debt in Divested Operations                              22.9              7.8
Other                                                     6.3            (2.9)

TOTAL                                                  $181.5           $202.2

During the three months ended March 31, 1996, the Company generated $2.4 million in cash from continuing operations. Continuing operations utilized $2.3 million cash in operations and generated $7.9 million from working capital, primarily related to higher accounts payable and lower inventories in Metals. Discontinued operations expended $1.0 million during the period related to previously agreed capital expenditures on properties leased to Cashway Building
Centres.

For the three months ended March 31, 1995, the Company utilized $22.0 million of cash in continuing operations. Continuing operations generated cash from operations of $11.3 million and utilized $23.2 million for working capital requirements. The increased working capital mainly relates to increased inventory and accounts receivable in Metals. Cash utilized by continuing operations included $4.9 million to acquire three specialty metals processing businesses and $6.7 million in capital spending. Discontinued operations consumed $25.3 million in cash primarily related to seasonal inventory buildup at Cashway Building Centres and operating losses of these operations normally experienced in the seasonally slow first quarter.

The Company currently has a $350 million banking facility, of which $112.9 million was utilized for bank borrowings and letters of credit at March 31, 1996. Based on the current level of accounts receivable and inventory and the specified percentages in the banking facility, at March
31, 1996, the available unutilized line is $67.0 million.

The Company has no significant long-term debt repayments scheduled before 1998. The $16.6 million in current long-term debt as at March 31, 1996, represents the 10.2% debentures retractable annually until due on July 13, 1998.

The ratio of current assets to current liabilities was 1.8 at March 31, 1996 and
1.9 at December 31,
1995. The debt to equity ratio was 0.6 at March 31, 1996 and 0.7 at December 31, 1995.


OUTLOOK

The first quarter results reflected the continued competitive margins being experienced in the service center sector and the general decline in volumes across Canada. The Company anticipates the current tightness in steel supply to help margins in the second quarter and has put in to place initiatives to enhance margins and reduce costs.

                        Russel Metals Inc.
            Reconciliation of Net Income to U.S. GAAP
                   Quarter Ended March 31, 1996
                              (000)



                                          1996                   1995

                                             (in thousands)
Net income (loss) as shown in the
financial statements                      $(2,453)               $4,416

Items having the effect of
increasing reported income

Amortization of unrealized
   exchange loss (gain) on
   long-term debt                                (4)                   31

Items having the effect of decreasing
reported income

   Unrealized exchange gain (loss)
   on long-term debt                             56                  (24)

                                              ______              ______

Net income (loss) according to U.S. GAAP     $(2,401)             $4,423

                      Report to Shareholders
                          March 31, 1996




The first quarter results were substantially below the comparable period last year, impacted by the softening of demand for steel products and reduced prices for flat rolled products. Margins were also affected by downward pressures caused by reductions in overall inventories in the service center sector. However, recent price increases for hot rolled steel announced by the mills have stabilized selling prices of this commodity, and margins improved in our flat rolled operations compared with the fourth quarter of 1995.

The Transport segment of our operations experienced slightly lower earnings due to a tightening of margins in the long haul trucking industry.


FIRST QUARTER RESULTS

First quarter revenue was $356.7 million, a decline of 10.3% from the first quarter of 1995 revenue of $397.7 million. First quarter revenue was up 10.8% from the fourth quarter of 1995.

The Metals segment revenue declined by 7.2% in the first quarter when compared with the same quarter of 1995, as indicated in the table. Metals revenue was up 12.1% over the fourth quarter of 1995.

In the first quarter of 1996, the Metals segment operating profit declined to $7.1 million from
$20.2 million in the comparable quarter of 1995, which was our strongest quarter of the current cycle.

Transport revenues from continuing business for the first quarter are unchanged when compared with the first quarter of 1995. The White Pass Petroleum operation, which was divested in June
1995, contributed $17.9 million sales in the first quarter of 1995. Transport operating margins are reduced due primarily to the absence of White Pass Petroleum.

The unaudited net loss from operations for the first quarter of 1996 was $2.5 million compared to net earnings of $4.4 million in the first quarter of 1995. After preferred share dividends, the unaudited net loss per common share was $0.06 compared with net earnings of $0.08 in the first quarter last year.




                                             Quarter Ended
                                                      March 31,
                                                      1996 Change
                              1996           1995     As % of 1995
                                            (in millions)
Revenues
   Metals                     $324.8        $350.1    (7.2)   %
   Transport                    31.9          47.6    (32.8)  %
                              $356.7        $397.7    (10.3)  %

Segment Operating Margins
   Metals                     $  7.1        $ 20.2    (64.8)  %
   Transport                    (0.3)          1.2    (122.2) %
                              $  6.8        $ 21.4    (68.1)  %

OUTLOOK

The first quarter results reflected the continued competitive margins being experienced in the service center sector and the general decline in volumes across Canada. The Company anticipates the current tightness in steel supply to help margins in the second quarter and has put in to place initiatives to enhance margins and reduce costs.

                            SIGNATURES




    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Russel Metals Inc.
                                                    (Registrant)





Date:              May 15, 1996                       By:

(signed)
Brian R. Hedges
Senior Vice-President and CFO